United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attn: April Sifford

August 25, 2005

Re:	Continental Minerals Corporation
Form 20-F for the Year Ended December 31, 2004 filed on June 30, 2005
File No. 000-13978

Dear Ms. Sifford,

We are in receipt of your letter (“Comment Letter”) dated August 12, 2005 requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding matters discussed in the Form 20-F for the year ended December 31, 2004 filed with the Commission by Continental Minerals Corporation on June 30, 2005.

We are currently reviewing the contents of your Comment Letter and anticipate providing you with a response by September 16, 2005.

If you have further questions or need additional information, please contact Bernard Tan at (604) 684-6365. Thank you for your time and consideration.

Sincerely,

CONTINENTAL MINERALS CORPORATION

Jeffrey Mason, BComm, CA
Director and Chief Financial Officer